April 7, 2009


U.S. Securities and Exchange Commission	BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:	Mr. Kevin Woody
		Accounting Branch Chief

Re: 	Oakridge Holdings, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2008
	Filed September 29, 2008
	Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 12, 2008
	Form 10-Q for the Quarterly Period Ended December 31, 2008 Filed February 17, 2009
	Definitive Proxy Statement
	Filed October 27, 2008
	File No. 000-01937


Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated March 26, 2009. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2008

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

1. COMMENT: We note your response to our prior comment two. It appears that the non-controlling interests in the preneed trust investments are mandatorily redeemable, as death is an event certain, and should be classified as liabilities in accordance with SFAS 150. Please provide additional information regarding your compliance with SFAS 150 regarding these trusts. Within your response, you state that non-controlling interest will be shown in the equity section in accordance with SFAS 160. Please tell us how you considered paragraph 27 of SFAS 160 for your anticipated reclassification to stockholders' equity in 2010.

RESPONSE: Our understanding of SFAS 150 is that the standard applies to financial instruments. The definition of "financial instrument" within SFAS 150 Appendix D paragraph D1 is:

"Cash, evidence of an ownership interest in an entity, or a contract that both:

a. Imposes on one entity a contractual obligation (1) to deliver cash or another financial instrument to a second entity or (2) to exchange other financial instruments on potentially unfavorable terms with the second entity
b. Conveys to that second entity a contractual right (1) to receive cash or another financial instrument from the first entity or (2) to exchange other financial instruments on potentially favorable terms with the first entity."

Further, SFAS 150 Appendix D paragraph D1 states, "The definition [of a financial instrument] requires a chain of contractual obligations that ends with the delivery of cash or an ownership interest in an entity."

The noncontrolling interests in the preneed trust investments meet the definition of a financial instrument as set forth in SFAS 150. The noncontrolling interests represent evidence of ownership in the trust by the beneficiaries of the trust.

Individuals become beneficiaries (owners) of the trust by entering into a contract and paying for pre-need services with the Company. The Company then deposits the funds in the trust on behalf of the individual. There are several events that can happen in the future.

While death of the beneficiary is an event that is certain to occur, there are several scenarios that can follow. First, the beneficiary could utilize the pre-need contract and obtain the contracted services from the Company. Second, the beneficiary's survivors could choose to forego the services of the Company and utilize the services of another cemetery. In this case, the survivors may request the funds in the trust be distributed to the beneficiary's estate or they may leave the funds in the trust indefinitely. Third, the contract could name several beneficiaries, any of whom may use the contract or forego the contract in the future.

In addition, prior to the time of need, the beneficiary can cancel the contract at any time with proper notice and receive their beneficial interest in the trust in addition to undistributed interest earned.

Based on the above occurrences, it does not appear that there is an event that makes the ownership interests in the trust mandatorily redeemable. Because the ownership interests are not mandatorily redeemable, the Company reported the noncontrolling interests in the preneed trust investments in the mezzanine section of the balance sheet since the Company does not hold an equity interest in the trust.

We appreciate your request for an explanation of our consideration of paragraph 27 of SFAS 160 and its impact on our anticipated disclosure of the noncontrolling interest in the preneed trust investments.

Paragraph 27 states, "Only a financial instrument issued by a subsidiary that is classified as equity in the subsidiary's financial statements can be a noncontrolling interest in the consolidated financial statements. A financial instrument issued by a subsidiary that is classified as a liability in the subsidiary's financial statements based on the guidance in other standards is not a noncontrolling interest because it is not an ownership interest."

The funds deposited with the preneed trust are considered to be an ownership interest in the trust on behalf of the beneficiaries for whom the funds were deposited. Therefore, the funds deposited are considered equity of the trust and not a liability. As such, the equity of the trust would be shown as a noncontrolling interest in the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

2. COMMENT: We note your response to our prior comment four. We are still unclear as to the nature of the investing cash flows related to the perpetual care and trust investments; please further expand your explanation of these line items, including a detailed description of all inflows and outflows of the trusts. Further, please tell us what consideration you gave to presenting the trusts. Further, please tell us what consideration you gave to presenting the trusts' cash flows within cash flows from operating activities; within your response, please reference SFAS 95.

RESPONSE: The cash inflows related to the perpetual care and trust investments represent: funds received from beneficiaries to be held in the trust on their behalf, sales of marketable securities, and investment income.

The cash outflows related to the perpetual care and trust investments represent: purchases of marketable securities.

SFAS 95 paragraph 19 indicates that "Cash inflows from financing activities are:
a. Proceeds from issuing equity instruments..." Cash receipts from the beneficiaries result in the issuance of equity in the trust. As a result, according to SFAS 95, the cash receipts from beneficiaries should be shown as a financing activity.

SFAS 95 paragraph 16 indicates that "Cash inflows from investing activities are:
Receipts from disposing of loans, debt or equity instruments... and Cash outflows for investing activities are: Disbursements for loans made by the enterprise and payments to acquire debt instruments of other entities...and payments to acquire equity instruments of other enterprises..." Therefore, the Company classified cash inflows from marketable securities and investment income as investing activities.

The Company understands that gains and losses are normally classified as an adjustment to net income (loss) in the operating section of the statement of cash flows. However, because the Company has a noncontrolling interest in the trust funds, the realized gains and losses are not reflected in consolidated net income (loss). Therefore, an adjustment to net income (loss) in the operating section does not appear appropriate.

Normally, the gains/losses realized upon sale of investments in marketable securities would be reflected in the investing cash inflows based on the actual cash received from the sale. The Company decided to provide additional information to the readers of the financial statements by showing the cash received based on the cost basis and then adjusted for the gains and losses to the actual cash received upon sale.

The Company determined that all activity from the trust, including the cash received from beneficiaries, would be classified in the investing section of the statement of cash flows to keep the cash flows of the trust in one section of the statement of cash flows. The Company believed this was a reasonable approach because the trust activity is not considered part of the Company's business purpose or operations.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

CEMETERY AND MAUSOLEUM SPACE REVENUE

3. COMMENT: We note your response to our prior comment five. In future filings, please revise your revenue recognition policy note to include a discussion of transfers of assets and risks and rewards of ownership to customers for assets that are transferred prior to the time of need.

RESPONSE: The Company will revise its revenue recognition policy note in future filings to include a discussion of transfers of assets and risks and rewards of ownership to customers for assets that are transferred prior to the time of need.


AVIATION GROUND SUPPORT EQUIPMENT

4. COMMENT: We note your response to our prior comment six. It appears that your contract with the U.S. Government is within the scope of SOP 81-1 and EITF 00-21. As it appears you have a revenue arrangement with multiple deliverables, please tell us how you have complied with EITF 00-21. Further, please tell us how you have determined that you should not use the percentage of completion method and how you determined that you should use the completed contract method; within your response, specifically reference paragraphs within SOP 81-1. Further, please tell us how you complied with the disclosure requirements of Appendix C of SOP 81-1.

RESPONSE: The government contract referred to in the SEC's comment letter is comprised of two components. First, the government has contracted with the Company for the construction of the first piece of highly customized equipment. This portion of the contract details certain activities that will be required to produce the equipment in accordance with the government requirements. As part of the contract, the Company is to provide to the government the equipment along with drawings, manuals, instructional media, and engineering computations. The second component of the contract is for the production and delivery of additional units of the same type of equipment as specified in the first component of the contract. The equipment is highly customized as no other manufacturer is currently producing the equipment and the equipment has not been produced by the Company prior to the contract with the government.

The Company is using the completed contract method to account for the government contract as the Company has done on all previous contracts to produce equipment for the government and other customers. Under the completed contract method, the Company records revenue upon final inspection of each unit of equipment.
For example, when the first unit passes final inspection by the government, the Company will record revenue on that specific unit. When the second unit is completed and passes final inspection, the Company will recognize the sales price of that specific unit and so forth.

The first component of the contract calls for the production of the first unit and requires several items to be delivered with the equipment. EITF 00-21:
Revenue Arrangements with Multiple Deliverables paragraph 9 indicates that one of the required criteria for considering the delivered item a separate unit of accounting is that the delivered item has value to the customer on a standalone basis. While the first unit does have several items specified for delivery (the equipment and ancillary type items), the items, other than the equipment itself, do not have value on a standalone basis and could not be sold by the government. For instance, the instructional media is of no value to the government without the equipment to which it applies. In addition, other companies are not able to provide the deliverables as they are specific to a highly customized piece of equipment. Also, the Company does not produce and sell the deliverables on a standalone basis. Because the items required to be delivered with the first unit do not have value to the government on a standalone basis, the items are not required to be considered separate units of accounting.

The additional units of the equipment do have value on a standalone basis, and will be accounted for as separate units with revenue recognized as each unit passes final inspection.

SOP 81-1 Accounting for Performance of Construction-Type and Certain Production -Type Contracts specifies the accounting for certain types of contracts that may include the production of a product to the customer's specifications. Paragraph 12 of SOP 81-1 states that "Performance will often extend over long periods..." However, SOP 81-1 clearly states that the SOP may apply to contracts of a shorter length.

Paragraph 14 of SOP 81-1 provides a description of contracts that are not covered by the SOP and include "Sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to a buyer's specifications, and sold in the ordinary course of business through the manufacturer's regular marketing channels if such sales are normally recognized as revenue in accordance with the realization principle for sales of products and if their costs are accounted for in accordance with generally accepted principles of inventory costing."

The government contract seems to be covered by this description. While the government provided the specifications with the assistance of the Company, the equipment will be produced in the Company's standard manufacturing operation. The equipment is also sold through the Company's normal marketing channels and revenue of similar equipment is recognized using the completed contract method with costs accounted for in accordance with GAAP.

In addition, paragraph 22 of the SOP provides general guidance on conditions that may exist which support entities using the percentage of completion method. Based on the terms of the particular government contract, items such as the ability to require progress payments by the government and the government's right to take over the work in process do not exist in the contract lending further evidence that the percentage of completion method is not representative of the terms of the Company's contract with the government.

Paragraph 31 of the SOP 81-1 provides circumstances under which the completed contract method may be acceptable. The Company believes the contract with the government satisfies these circumstances including the expected short duration of the contract. The Company's production process is typically of a short, recurring duration.

One noteworthy aspect of the Company's revenue recognition policy as it relates to this specific contract is that the Company will recognize revenue on each unit as it passes final inspection. The Company is not deferring the recognition of revenue until all units are produced and inspected. This is consistent with the Company's past treatment of contracts involving the manufacture and delivery of multiple units of the same equipment.

SOP 81-1 paragraph 94 provides a summary of disclosure recommendations. The Company complied with each disclosure as applicable as follows:

	.21 Accounting policy - Disclosed in Note 2 Summary of Significant
            Accounting Policies, Revenue Recognition, Aviation Ground Support Equipment.

	.45 Measuring the extent of progress - Not applicable as the Company utilizes the completed contract method.

	.52 Determining substantial completion - Disclosed in Note 2 Summary of
            Significant Accounting Policies, Revenue Recognition, Aviation Ground Support Equipment.

	.65 - .67 Information on revenue and costs arising from claims - The policy for accounting for claims has not been disclosed by the Company as claims have not been material to the Company's financial statements.

	.84 Effects of changes in estimates on contracts - The Company has not experienced significant changes in estimates that are expected to materially impact the financial statements.

	.90 - .91 Effects of accounting changes to conform to SOP - There have been no changes from/to the completed contract method or the percentage of completion method.


5.  CEMETERY PERPETUAL CARE TRUSTS

5. COMMENT: We note your response to our prior comment seven. Please tell us why there is a difference between your original cost basis and your current cost basis.

RESPONSE: The paragraph that includes the narrative disclosure of the increase in trust assets from their original cost basis contains typographical errors. The Company will amend this filing so that the paragraph will read as follows:

The cost and market value of the trust investments held by the cemetery perpetual care trusts as of June 30, 2008 and 2007 are detailed below. The market value of the cemetery perpetual care trusts below reflect an increase (decrease) in the trust assets of $(108,686) and $224,878 as of June 30, 2008 and 2007, respectively, from their original cost basis.


16.  SEGMENT INFORMATION

6. COMMENT: We note your response to our prior comment eight. Your response did not address our comment; thus, the comment will be reissued. You disclose different amounts for segment operating profit in the first and second tables than the amounts you disclose in your reconciliation of segment operating profit. Specifically, 2008 segment operating profit per the first table is $805,801 and 2008 profit for reportable segments per the third table is $610,732. Also, 2007 segment operating loss per the second table is $(116,595) and 2007 loss for reportable segments per the third table is $(318,997). Please revise or advise.

RESPONSE: The third table contains incorrect information. The Company will amend this filing to correct the information in the third table to match the corresponding amounts in the first two tables.


If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(651) 454-5112.  My fax number is (651) 454-5143.


Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer